EXHIBIT 99.1
NEWS RELEASE
Brookfield Properties Corporation
Annual General Meeting Thursday, April 26 at 10:00 a.m.
NEW YORK, April 12, 2007 – The Annual General Meeting of shareholders of Brookfield Properties Corporation will be held in New York City at Three World Financial Center, 26th floor on Thursday, April 26, 2007 at 10:00 a.m. Shareholders may also participate in the meeting by webcast through Brookfield Properties’ Web site at www.brookfieldproperties.com.
In addition, Brookfield Properties will be hosting a conference call and webcast of 2007 first quarter results on Friday, April 27, 2007 at 11:00 a.m. The webcast may be accessed on www.brookfieldproperties.com or by calling 1-866-825-3354 and entering passcode 67392161.
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One of North America’s largest commercial real estate companies, Brookfield Properties Corporations owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 113 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 17 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the New York and Toronto stock exchanges under the symbol BPO. For further information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417–7215; email: mcoley@brookfieldproperties.com.